Exhibit 12(a)(4)

XI.                              PROXY VOTING, CORPORATE ACTIONS AND CLASS ACTIONS POLICY AND PROCEDURES

A.                                    General

This policy is designed to ensure that the Fund fulfills its obligations and complies with the requirements under the Investment Company Act, the Securities Act and the Exchange Act with respect to proxy voting, disclosure, and recordkeeping.  This policy is also designed to ensure that all corporate actions and class actions are voted in the best interest of the Fund, to provide disclosure of the Fund’s corporate action voting record and to ensure that certain documentation is retained.

Pursuant to delegation by each, the Adviser has authority to make proxy, corporate and class action decisions on behalf of the Fund.  The Adviser’s objective is to ensure that its proxy voting, corporate and class action activities on behalf of the Fund are conducted in a manner consistent, under all circumstances, with the best interest of the Fund.

B.                                    Proxy Voting Policies

It is the policy of the Adviser to vote proxies in accordance with the following guidelines (to the extent each is applicable):

Proxy Proposal Issue	Adviser’s Voting Policy
Routine Election of Directors	For

Issuance of Authorized Common Stock	For

Stock Repurchase Plans	For

Reincorporation	For

Director Indemnification	For

Require Shareholder approval to issue Preferred Stock	For

Require Shareholder approval to issue Golden Parachutes	For

Require Shareholder approval of Poison Pill	For

Shareholders’ Right to Call Special Meetings	For

Shareholders’ Right to Act by Written Consent	For

Shareholder Ability to Remove Directors With or Without Cause	For

Shareholders Electing Directors to Fill Board Vacancies	For

Majority of Independent Directors	For

Proxy Proposal Issue	Adviser’s Voting Policy
Board Committee Membership exclusively of Independent Directors	For

401(k) Savings Plans for Employees	For

Anti-greenmail Charter or By-laws Amendments	For

Corporate Name Change	For

Ratification of Auditors	For

Supermajority Vote Requirement	Against

Blank Check Preferred	Against

Dual Classes of Stock	Against

Staggered or Classified Boards	Against

Fair Price Requirements	Against

Limited Terms for Directors	Against

Require Director Stock Ownership	Against

Accept Plan of Reorganization	Case by Case

Reprice Management Options	Case by Case

Adopt/Amend Stock Option Plan	Case by Case

Adopt/Amend Employee Stock Purchase Plan	Case by Case

Approve Merger/Acquisitions	Case by Case

Spin-offs	Case by Case

Corporate Restructurings	Case by Case

Asset Sales	Case by Case

Liquidations	Case by Case

Adopt Poison Pill	Case by Case

Golden Parachutes	Case by Case

Executive/Director Compensation	Case by Case

Social Issues	Case by Case

Proxy Proposal Issue	Adviser’s Voting Policy
Contested Election of Directors	Case by Case

Stock Based compensation for Directors	Case by Case

Increase authorized shares	Case by Case

Tender Offers	Case by Case

Exchange Offers	Case by Case

Preemptive Rights	Case by Case

Debt Restructuring	Case by Case

Loan Waivers and Consents	Case by Case

C.                                    Proxy and Corporate Action Voting Procedures

The Adviser will have the responsibility of voting proxies and corporate actions that it receives on behalf of the Fund.  Proxy proposals received by the Adviser and designated above in the proxy voting policies as “For” or “Against” will be voted by the Adviser in accordance with the proxy voting policies.  Proxy proposals received by the Adviser and designated above in the proxy voting policies as “Case by Case” (or not addressed in the proxy voting policies) and all corporate actions will be reviewed by the Adviser, and voted in the best interests of the Fund.  In accordance with Rule 204-2 of the Advisers Act, with respect to “Case by Case” issues, the Adviser will document the basis for the Adviser’s voting decisions with the assistance of the analyst who is in charge of the issuer.

Notwithstanding the foregoing, the Adviser may vote a proxy contrary to the proxy voting guidelines if the Adviser with the assistance of the analyst who is in charge of the issuer determines that such action is in the best interest of the Fund.  In the event that the Adviser votes contrary to the proxy voting guidelines, the Adviser with the assistance of the analyst who is in charge of the issuer will document the basis for the Adviser’s contrary voting decision.

In addition, the Adviser may choose not to vote proxies or corporate actions in certain situations, including, without limitation, (i) where the Fund has informed the Adviser that it wishes to retain the right to vote the proxy or corporate action, (ii) where the Adviser deems the cost of voting would exceed any anticipated benefit to the Fund or (iii) where a proxy or corporate action is received by the Adviser for a security it no longer manages on behalf of the Fund; or (iv) where there is a conflict and the Adviser determines that the Fund or an independent third party should vote the proxy or corporate action.  The Adviser with the assistance of the analyst who is in charge of the issuer will document the basis for the Adviser’s decision not to vote.

The Adviser has developed procedures for handling the receipt and voting of Fund proxies and corporate actions.

D.                                    Conflicts of Interest

The Adviser may occasionally be subject to conflicts of interest in the voting of proxies or corporate actions due to business or personal relationships it maintains with persons having an interest in the outcome of certain votes.  The Adviser, its affiliates and/or its employees may also occasionally have business or personal relationships with the proponents of proxy proposals, participants in proxy contests, corporate directors and officers or candidates for directorships.

If at any time, the Adviser becomes aware of an actual conflict of interest relating to a particular proxy or corporate actions proposal, the Adviser will notify the Fund Board and will handle the proposal as follows:

•                                          If the proposal is designated in policies above as “For” or “Against,” the proposal will be voted by the Adviser in accordance with such policies; or

•                                          If the proposal is designated in the proxy voting policies above as “Case by Case” (or not addressed in the proxy voting policies) or is a corporate action, the Adviser will notify the Fund of such conflict and will vote on behalf of the Fund in accordance with the Fund’s instructions.  The Board may designate a committee of the Board to vote such proxy or corporate action proposals.

•                                          pursuant to the policy on owning different parts of the capital Structure and Certain Corporate Actions see Annex Q — Policy on Owning Different Parts of the Capital Structure and Certain Corporate Actions of the Adviser Compliance Manual.

In accordance with Rule 204-2, the Adviser will maintain the following records in connection with the Adviser’s proxy voting policies and procedures:

•                                          a copy of these Proxy Voting, Corporate Actions and Class Actions policies and procedures;

•                                          a copy of all proxy statements and corporate action notices received regarding Fund securities;

•                                          a record of each vote the Adviser casts on behalf of the Fund;

•                                          records of Fund shareholder requests for proxy voting information, including a copy of each written request for information on how the Adviser voted proxies on behalf of the Fund, and a copy of any written response by the Adviser to any Fund shareholder request for information on how the Adviser voted proxies on behalf of the Fund; and

•                                          any documentation prepared by the Adviser that was material to making a decision on how to vote, or that memorialized the basis for the voting decision.

The Adviser will also maintain similar records in connection with corporate actions.

The foregoing records will be maintained and preserved for a total of seven (7) years, the first two (2) years in the Adviser’s office.

E.                                    Changes to the Proxy Voting Policy

Changes may be made by the Adviser to the proxy policy as long as such changes are not expected to materially adversely affect the Fund.  Upon a material change, the Fund will be made aware of such material change to the proxy rules and the reasons for the change.

F.                                     Disclosure

The Adviser will provide all the information necessary for the Fund to make the required disclosures regarding proxy voting in its Statement of Additional Information, as well as on SEC Forms N-CSR and N-PX.  In addition, information regarding how the Fund’s proxies and corporate actions were voted by the Adviser will be provided to Fund shareholders upon their written request.

G.                                   Class Actions Policy

See Section III.F. — Sections that Apply to Specific Activities — Class Action Policy in the Adviser Compliance Manual for the Firm’s obligations to the Fund in respect of class actions.

XII.                         FIDELITY BOND PROCEDURES

A.                                    Policy

The Investment Company Act requires the Fund to have a fidelity bond insuring against larceny and embezzlement covering each officer and employee of the Fund who may have access to the Fund’s assets.  It is the policy of the Fund to maintain a fidelity bond in compliance with the requirements of Rule 17g-1 of the Investment Company Act.

B.                                    Rule 17g-1 Bonding Requirements

The Fund’s bond may be in the form of: (1) an individual bond for each covered person or a schedule or blanket bond covering such persons, (2) a blanket bond which names the Fund as the only insured (a “single insured bond”), or (3) a bond which names the Fund and one or more other parties (each, a “Joint Insured”) as permitted by Rule 17g-1 (a “joint insured bond”).  Any single insured bond must provide that it cannot be cancelled, terminated or modified except after 60 days’ written notice given by the acting party to the affected party and to the SEC.  Any joint insured bond must provide generally that it cannot be canceled, terminated or modified except after 60 days’ written notice given by the acting party to the affected party and by the fidelity insurance company to the Fund, all Joint Insureds and to the SEC.  A majority of the Disinterested Trustees must review the size of the bond at least annually and determine that it is reasonable in form and amount, based on the level and nature of the assets and the custodial arrangements of the Fund.

If the Fund participates in a joint insured bond, then the Fund must enter into an agreement with all the other Joint Insureds.  The agreement shall provide that in the event a recovery is received under the joint insured bond (and more than one of the Funds is entitled to a recovery) the Fund shall receive an equitable and proportionate share of the recovery, which must be at least equal to the amount the Fund would have received had it not participated in a joint insured bond but instead had obtained a single insured bond with the minimum coverage required under Rule 17g 1(d)(1) under the Investment Company Act that specifies the minimum amount of the bond depending on the Fund’s assets.

No premiums may be paid for any joint insured bond or any amendment unless a majority of the Disinterested Trustees of the Fund and each other Joint Insured (if a Joint Insured is a Fund, a majority of the Disinterested Trustees of the Fund) approves the portion of the premium to be paid by such Fund taking into consideration all relevant factors including, but not limited to, the number of the other parties named as insured, the nature of the business activities of such other Funds, the amount of the joint insured bond, and the amount of the premium for such bond, the ratable allocation of the premium among all insured parties, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had obtained a single insured bond.

C.                                    Operating Procedures

The Adviser is responsible for determining, subject to approval by a majority of the Disinterested Trustees, the required amount of fidelity bond coverage to be maintained on behalf of the Fund in accordance with the gross assets schedule in Rule 17g-1(d) under the Investment Company Act.

A designated officer of the Fund, assisted by the Adviser, shall be responsible for timely filing with the SEC the documentation required under Rule 17g-1(g) of the Investment Company Act.

The Adviser is responsible for monitoring the amount of the Fund’s fidelity bond coverage and, if necessary and in accordance with the terms of the bond and the agreement among the Joint Insureds, increasing or decreasing such coverage to allow for changes during the policy year arising from (A) the addition of joint insureds to the bond, (B) the growth or loss of gross assets of the Fund requiring additional or reduced coverage in accordance with Rule 17g-1 under the Investment Company Act or (C) the liquidation or merger of named insureds.  The Disinterested Trustees of the Fund Board must review and approve the size of the bond at least annually.

XIII.                    REGULATION FD DISCLOSURE POLICY

A.                                    Introduction

The Closed-End Fund Board has adopted this policy(34) to ensure that all employees, officers and directors of the Closed-End Fund comply with the requirements of Regulation FD, which restricts the disclosure of material nonpublic information about the Closed-End Fund to any person or entity outside of the Closed-End Fund.

B.                                    Disclosure Standards Under the SEC’s Regulation FD

Under Regulation FD, no Covered Person may make an “intentional” disclosure of “material nonpublic information” about the Closed-End Fund to Regulation FD Persons unless “public disclosure” of such information is made simultaneously.  Covered Persons may not avoid the prohibitions of Regulation FD by directing others, including lower level employees, to make a disclosure.  Unintentional disclosure of

(34) Regulation FD does not apply to open-end investment companies.

material nonpublic information about the Closed-End Fund to Regulation FD Persons will trigger a required public disclosure of such information “promptly” thereafter.

•                                          Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision with respect to the Closed-End Fund’s securities.  Information about the Closed-End Fund is “nonpublic” if it has not been disseminated in a manner making it available to investors generally on a broad-based, non-exclusionary basis.

•                                          “Covered Persons” means all members of the Board of Trustees of the Closed-End Fund, all executive officers of the Closed-End Fund and all other officers, employees and agents of the Closed-End Fund who regularly communicate with analysts or actual or potential investors in the Closed-End Fund’s securities, including any director, executive officer, investor relations or public relations officer, or person with similar functions, of the Closed-End Fund’s Adviser, and anyone else who may be authorized to make any public disclosure on behalf of the Closed-End Fund.

•                                          A disclosure of material nonpublic information is “intentional” when the person making the disclosure either knows, or is reckless in not knowing, that the information he or she is communicating is both material and nonpublic.

•                                          “Promptly” means as soon as reasonably practicable (but in no event after the later of 24 hours or the commencement of the next day’s trading on the New York Stock Exchange (the “NYSE”)) after a Covered Person learns that there has been an unintentional disclosure of material nonpublic information.

•                                          “Public disclosure” of information about the Closed-End Fund may be made by (i) filing with the SEC a Form 8-K containing the information or (ii) disseminating the information through a method (or combination of methods) of disclosure that is reasonably designed to provide broad, non-exclusionary distribution of the information to the public.  Public dissemination of information will generally be satisfied by the distribution of a press release through widely circulated news and wire services.  Disclosure of information on an “open access” conference call the details of which have been made adequately known to the public may also constitute public disclosure.

•                                          Performance reporting will be made available after a public disclosure as to the availability of such information is made.  The performance reporting will first be made on the Closed-End Fund’s toll-free telephone number within 7 days of the end of the period and then posted to the Closed-End Fund’s website as soon as practicable thereafter.

•                                          “Regulation FD Persons” means, generally, (1) brokers or dealers, or persons associated with a broker or dealer (which includes buy-side or sell-side analysts); (2) investment advisers, investment managers or persons associated with an investment adviser or investment manager; (3) investment companies (including funds) and certain entities that would be investment companies but for certain exceptions, or an affiliated person of any such entity; and (4) holders of any of the Closed-End Fund’s securities where it is reasonably foreseeable that such holder will purchase or sell the Closed-End Fund’s securities on the basis of selectively disclosed information.(35)  Given the potentially serious consequences of violations of Regulation FD, when in doubt assume that the audience for the disclosure includes Regulation FD Persons and promptly consult the Regulation FD Officer.

C.                                    Exceptions

Regulation FD permits disclosures of material nonpublic information about the Closed-End Fund by Covered Persons to selected groups who are not reasonably expected to trade on the information, such as:

•                                          persons who owe a duty of trust or confidence to the Closed-End Fund (e.g., attorneys, investment bankers or accountants or those who have expressly agreed to maintain the disclosed information in confidence and not to trade on the basis of such information),

•                                          disclosures made in connection with most securities offerings registered with the SEC.

D.                                    Procedures

A designated principal and managing member of the Adviser, (in such capacity, the “Regulation FD Officer”), in consultation with Closed-End Fund counsel, if applicable, will make all decisions regarding the application of this policy, the procedures to be followed, as well as any exceptions to the procedures.    Randolph Takian, the PEO, will also serve as the Regulation FD Officer.

Except as set forth below, all proposed disclosures of material nonpublic information about the Closed-End Fund to Regulation FD Persons, or participation in speeches, interviews or conferences where Regulation FD Persons may be in attendance, must be reviewed and approved in advance by the Regulation FD Officer.  In addition, any such disclosures made by members of the Closed-End Fund Board must be reviewed by Closed-End Fund counsel.

•                                          Responding to Calls or Questions from Regulation FD Persons.  Authorized Officers may engage in informal contacts with Regulation FD Persons without the prior approval of the Regulation FD Officer only to provide publicly disclosed or immaterial background information.  In-person meetings with Regulation FD Persons may only be conducted by two or more Authorized Officers after pre-clearance from the Regulation FD Officer.

•                                          “Authorized Officer” means any of the following and their respective designees:  (1) the Principal Executive Officer of the Closed-End Fund; (2) the Principal Financial Officer of the Closed-End Fund; (3) the senior portfolio manager of the Closed-End Fund; and (4) the principals of the Adviser;.

•                                          Participation in Speeches, Interviews and Conferences.  Any Covered Person permitted to participate in a speech, interview or conference in a forum where Regulation FD Persons may be in attendance must have the script and/or presentation materials for

(35)            Absent an agreement with the Closed-End Fund to maintain the confidentiality of disclosed information and not trade on the basis of such information, any holders of the Closed-End Fund securities will be considered Regulation FD Persons.

such event reviewed and approved by the Regulation FD Officer prior to participation in the event.  If the script, as approved, contains material nonpublic information about the Closed-End Fund, public disclosure of such information must be approved by the Regulation FD Officer and made prior to or simultaneously with the disclosure of such information at the event.  Covered Persons should adhere to the script and not disclose any material nonpublic information about the Closed-End Fund during any “break out” or question-and-answer sessions.

The Regulation FD Officer must approve any participation in these events at any time.

•                                          Sponsored Events and Conferences. Covered Persons will only participate in securities firm-sponsored events or other investment conferences if they are webcast and adequate prior public notice is provided, unless otherwise approved by the Regulation FD Officer.  The Closed-End Fund will issue a press release in conjunction with such participations.

•                                          Selective disclosure of portfolio holdings.  This policy prohibits the selective disclosure of portfolio holdings or others financial information.  Such information shall only be disseminated via public disclosure as set forth in Section B above, or, with respect to the Open-End Fund, in accordance with the “Open-End Fund Policies and Procedures on Disclosure of Portfolio Holdings.”

•                                          Unintentional Selective Disclosures.  If the Regulation FD Officer is informed of a possible unintentional disclosure of material nonpublic information about the Closed-End Fund to a Regulation FD Person, he or she will determine whether to make public disclosure of the information, in accordance with Regulation FD and other applicable law.

•                                          Providing of “Guidance” as to Performance or Results.  This policy prohibits the providing of nonpublic guidance regarding previously unreported performance or results, whether direct, indirect, explicit or implied, to Regulation FD Persons, unless such guidance is specifically approved by the Regulation FD Officer.  Even implicit confirmation that the Closed-End Fund is, or remains, comfortable with analysts’ consensus on earnings or other components of the Closed-End Fund’s expected performance or results may be a violation of Regulation FD, unless simultaneous public disclosure is made.

•                                          No Responding to Market Rumors.  Authorized Officers will respond consistently to market rumors by saying, “It is the policy of the Closed-End Fund not to comment on market rumors or speculation.”  Should the NYSE request a Closed-End Fund to make a definitive statement in response to a market rumor that is causing significant volatility in the company’s stock, or in extraordinary circumstances, the Regulation FD Officer will consider the matter, consult with the Board to the extent practicable, and determine whether to make an exception to the policy.

•                                          Reviewing Analyst Reports and Similar Materials.  No Covered Person may review or comment upon any analyst reports and similar materials published by Regulation FD Persons without the approval of the Regulation FD Officer.  In the event of any such approved review or comment on analyst reports or similar materials, the Closed-End Fund’s general policy with respect to any such review or comment shall be as follows:

i.      two or more approved persons shall participate in such review or comment; and

ii      such reviewers shall only comment on information contained in the reports or other materials to the extent that such information is immaterial or is factually incorrect.  Reviewers may direct the Regulation FD Person to publicly available information about the Closed-End Fund.

Releases, Reports and Related Discussions with the Public.  The Closed-End Fund, from time to time, will issue to the public (e.g., analysts, the press, investors and potential investors) reports including, but not limited to, shareholder reports and quarterly releases.  These reports will be distributed to the public prior to the beginning of any conference call concerning such report.  The form and substance of each report will be approved prior to release in accordance with procedures separately developed for that purpose, including the Closed-End Fund’s disclosure controls and procedures.

•                                          The Closed-End Fund may conduct conference calls following the release of such a report.  The Closed-End Fund will provide advance public notice of any such conference call, giving the time and the date of the conference call, and instructions on how to access the call.  The conference call will be held in an open manner, permitting interested persons to listen in by telephone and/or through Internet webcasting.  The Regulation FD Officer may allow a limited group to ask questions of management on the conference call, so long as all listeners can hear the questions and answers.

•                                          Following the conference call, an audio recording or transcript, including the questions and answers, of the conference call will be (1) posted on the Closed-End Fund’s website and made available through a toll-free telephone number as soon as is reasonably practicable, and (2) maintained there for two weeks following the call.

•                                          Postings on The Closed-End Fund’s Website.  The Closed-End Fund’s website may be used to post: (i) performance results; (ii) NAV; (iii) press release; (iv) regulatory filings; and (v) such other information as may be determined by the Regulation FD Officer. All financial and business information about the Closed-End Fund that is proposed to be posted or to be modified on the Closed-End Fund’s website must be reviewed by a person delegated by the Regulation FD Officer prior to posting or distribution.  The website will be updated as and when necessary as determined by the Regulation FD Officer including without limitation, when information becomes outdated or material inaccurate.  Prior versions of the website will be maintained by a designee of the Regulation FD Officer.

•                                          Site Visits and Inspection Tours by Regulation FD Persons.  Site visits and inspection tours by Regulation FD Persons should be approved by the Regulation FD Officer.  In addition the Regulation FD Officer should generally accompany the Regulation FD Persons on the visit or tour.  All disclosures to Regulation FD Persons during these visits and tours will be subject to the procedures set forth in this policy.

If a Covered Person or any other employee of either of the Closed-End Fund or Adviser believes that a disclosure of material nonpublic information about the Closed-End Fund may have occurred, he or she must immediately notify the Regulation FD Officer, so that he may determine whether to make public disclosure of this information, in accordance with applicable law.  Violations of this policy may constitute grounds for disciplinary action, including dismissal.  Such persons are encouraged to report possible violations of this policy to the Regulation FD Officer, by calling 1-888-270-2280 or by submitting a report through the PTA System.

Questions as to whether information is material or nonpublic, and any other questions relating to this policy, should be directed to the Regulation FD Officer.